Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 25, 2024

Re:	Pony AI Inc. Amendment No. 3 to Registration Statement on Form F-1 CIK No. 0001969302

Joseph Cascarano

Robert Littlepage

Mariam Mansaray

Matthew Crispino

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Pony AI Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 22, 2024 on the Amendment No. 3 to the Company’s registration statement on Form F-1 publicly filed on November 20, 2024 (the “Registration Statement Amendment No. 3”).

Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (“Registration Statement Amendment No. 4”) and certain exhibit via EDGAR to the Commission, together with a free writing prospectus containing certain changes made to the preliminary prospectus previously filed as part of the Registration Statement Amendment No. 3. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company, together with the underwriters, expects to file joint acceleration requests to have the registration statement declared effective as soon as the outstanding comments are resolved. The Company would greatly appreciate the Staff’s continuing assistance in meeting the proposed timetable.

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Registration Statement Amendment No. 3 Filed November 20, 2024

Risk Factors, page 30

1.	We note that you have conducted transactions with Sinotrans, a non-controlling shareholder of your subsidiary Cyantron and you offered Virtual Driver operation services to Sinotrans in exchange for services fees of approximately US$21.2 million in 2022, US$22.5 million in 2023 and US$12.3 million in the six months ended June 30, 2024. Please add risk factor disclosure addressing the extent to which your revenue is derived from related party transactions as indicated in the table at the bottom of page 195. Additionally, discuss risks arising from your reliance on related party transactions to conduct ordinary business transactions and the impact such transactions and continuous service fees, such as through your partnership with Sinotrans, could have on the company's future business and operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 36 and 37 of the Registration Statement Amendment No. 4.

November 25, 2024

“Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations...”, page 37

2.	We note this risk factor focuses on part of “surveying and mapping” activities; however, your disclosure elsewhere suggests that these activities are outsourced to unrelated third parties. Please clarify how existing regulations affect your Company when these activities are outsourced. In addition, tell us the name of the company that provides you these services and why your agreement with this third party is not being filed as a material agreement.

The Company respectfully advises the Staff that the referenced risk factor was intended to address the potential regulatory risks the Company faces as a China-based autonomous driving company, including the possibility of heightened laws and regulations in the future. With respect to surveying and mapping activities that are outsourced to third parties, the Company notes that existing PRC laws and regulations generally prohibit any company from engaging in such activities without obtaining the requisite license, which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies. This prohibition led to the Company’s engagement of external qualified surveying and mapping service providers (which is permitted by PRC laws). The Company has revised its disclosure on page 38 of Registration Statement Amendment No. 4 to clarify this.

Due to such prohibition, the Company currently outsources its surveying and mapping activities to the below three independent third-party service providers, who deliver a range of services on arm’s-length terms typically ranging from one to three years (renewal options in some cases).

Name of Service Provider	Background Information	Principal Services Procured by Pony	Fee Terms
Amap	A leading domestic digital map, navigation, and location service provider	Real-time maps and transit information on the PonyPilot mobile app and web pages	One-time fixed service fees for the entire contract term
NavInfo	A top-tier domestic supplier of integrated solutions for smart mobility applications	Provision of high-definition digital maps	One-time fixed service fees for the entire contract term
Xianli	A leading domestic supplier of data annotation services for autonomous driving and other commercial applications	The collection and handling of mapping and surveying related data	Service fees determined based on factors including the data quantities and complexity of deliverables and outputs

The Company acknowledges the requirements of paragraph (b)(10) of Item 601 of Regulation S-K, which state that contracts made in the ordinary course of business are generally not required to be filed unless, among other categories, the registrant’s business is substantially dependent on such contracts for the purchase of goods, services, or raw materials. The Company has not filed the agreements with these service providers because it considers these agreements to be made in the ordinary course of business and not of such nature as to make the Company substantially dependent on them, or otherwise constitute a material contract under any other category specified under paragraph (b)(10) of Item 601 of Regulation S-K Specifically:

November 25, 2024

(i)	Ordinary-course-of-business procurements. These agreements align with the ordinary procurement practices of the Company for purposes of paragraph (b)(10)(ii) of Item 601 of Regulation S-K, where the agreements are negotiated at arm's length and procured in the same manner as other outsourced components and services, such as automotive-grade sensors and other raw materials and technology services, and are subject to the Company’s standard procurement policies and procedures for onboarding qualified suppliers and placing orders with them, which is consistent with industry practices in China according to the Company’s industry consultant.

(ii)	Lack of substantial dependence or significance. The Company is not substantially dependent on any of these agreements, either operationally or financially. The contract value of the agreements with each service provider was financially insignificant, with none exceeding 5% of the Company’s total procurement expenditures in 2022, 2023 or the first nine months of 2024. Also, the management considers alternative service providers to be readily available in the PRC market, should the Company decide to replace any of these service providers. Actually the Company has historically replaced other independent third-party vendors for surveying and mapping activities without experiencing any material disruptions to its operations.

Nevertheless, in response to the Staff’s comment, the Company has enhanced its disclosure on pages 165 and 166 of Registration Statement Amendment No. 4 to provide more background information about, and contractual relationships with, its third-party surveying and mapping service providers.

Regulations

Regulations on Foreign Investment, page 162

3.	We note your response to prior comment 2, which indicates “that no part of [the Company’s] business falls under any of the “encouraged, restricted or prohibited” categories. Your existing disclosure, however, highlights that foreign investment is classified under one of three categories but does not highlight which category. Please revise your disclosure on your cover page and under this section to make clear how foreign investment in your Company is regulated under the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version) and the Catalogue of Encouraged Industries for Foreign Investment (2022 Version).

The Company advises the Staff that:

(i)	the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version) identify industries in China where foreign investments are either “prohibited” or “restricted.” Industries that do not fall with such categories are considered open to foreign investment. The development and application of autonomous driving technology, which constitutes the Company’s main business, does not fall under either “prohibited” or “restricted” categories and is therefore permitted for foreign investment.

(ii)	the Catalogue of Encouraged Industries for Foreign Investment (2022 Version) identifies industries in China where foreign investments are proactively encouraged (which are also neither “prohibited” or “restricted” under the Negative List discussed above). This catalogue often serves as a reference for local governments in China to formulate and implement their foreign investment support policies. While the development and application of autonomous driving system is included in this catalogue, the Company has not received any specific benefits or preferential treatment as a result of this inclusion. For details of the government grants historically received by the Company for other reasons, see “Risk Factors – Risks Relating to Our Business and Industry – Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans, subsidies, tax treatment and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition” on page 58 of the Registration Statement Amendment No. 4.

The Company has revised its disclosure on the cover page and pages 163 and 164 of the Registration Statement Amendment No. 4 to clarify this.

November 25, 2024

4.	We note your disclosure in response to our previous comment 1 that "[N]one of the Company, its subsidiaries and its former VIEs engages in any mapping or surveying activities before or after the termination of the former VIE arrangements. Rather, the relevant subsidiaries and former VIEs (which subsequently became wholly-owned subsidiaries) have been procuring mapping and surveying data and services that support their driving algorithms and functions from multiple external PRC mapping data and surveying suppliers that hold the relevant mapping and surveying qualifications." However, we note recent articles that suggest that the Company has secured patents on certain technology used for mapping and surveying in connection with autonomous driving technology. For example, a March 2024 article from GlobalData indicates that your Company has been granted a patent for a system that uses processors and memory to identify and predict changes in entities on a map over time and the system updates the map based on predicted changes and navigates a vehicle accordingly. Please advise as to current state of your mapping and surveying activities.

The Company respectfully clarifies that it procures standard and ancillary surveying and mapping services from independent suppliers in China because none of the Company or its subsidiaries holds the requisite mapping and surveying license (which is subject to foreign investment prohibition and is currently available exclusively to PRC domestic companies), and neither does the Company plan to obtain such license by adopting a VIE structure. This decision was made not due to a lack of technological capability, but rather both from an economic perspective and for PRC regulatory compliance reasons. In China, such services are generally readily attainable on reasonable terms from a number of renowned domestic technology firms specialized in digital maps and related data services (including, but not limited to, those engaged by the Company). Those firms provide standard mapping services not only to autonomous driving companies like the Company but also to automakers and other ride-hailing and logistics companies. The patent referenced in the GlobalData article belongs to the Company and was granted in the United States, where limited road testing and R&D are conducted, without engaging third-party mapping vendors, separately from those in China and are not material to the Company’s overall R&D, as previously disclosed. The Company will not apply this patent to its operations in China, where mapping and surveying activities are outsourced to third-party supplies in compliance with PRC laws.

Note 2. Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-17

5.	In regard to your "Virtual driver operation services" disclosures, please expand your revenue recognition policy to provide sufficient information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers, consistent with the disclosure objective in ASC 606-10-50. In this regard, please disclose the following.

•	Describe the material terms, obligations and conditions of the virtual driver operation services arrangements.

•	Clarify who your customers are, and how you generate revenue (a) from the operation of the driverless taxi services and robot truck logistics services and (b) incur the associated cost of revenue and what these costs consist of. In connection with this, explain precisely what your performance obligations are for operating driverless taxi and robot truck logistics services and how you fulfill the performance obligations.

•	Explain whether completion of the performance obligations of ride-hailing and logistics services occur at a point in time or over time, including the judgments, and changes in the judgments, made that significantly affect the determination of the amount and timing of your revenue, including explaining the judgments, and changes in the judgments, used in determining the timing of satisfaction of the performance obligations and the transaction price. Refer to ASC 606-10-50-17 to 50-19.

•	Disclose information about the methods, inputs, and assumptions used for determining the transaction price.

The Company advises the Staff that the following in response to above questions as below:

November 25, 2024

•	Describe the material terms, obligations and conditions of the virtual driver operation services arrangements.

(i)	For driverless taxi services, riders accept the terms and conditions in the PonyPilot mobile app to order and receive robotaxi ride-hailing services, which is viewed as the contract with the riders. The Company is obliged to directly provide ride-hailing services, with agreed upon destination, to riders through its robotaxis for a service fee calculated based on the mileage. The customers are individual passengers, and the Company typically receives the service fee within one day following the completion of a trip.

(ii)	For the robotruck logistics services, the Company enters into logistics service agreements, under which the Company is obliged to directly provide freight transportation services, with agreed upon destination, to the customers through its robotrucks for fixed service fees determined by mileage and by tonnage. The customers are corporate entities. Under typical payment terms of the Company’s customer contracts, the customers pay for shipments completed on a monthly basis.

•	Clarify who your customers are, and how you generate revenue (a) from the operation of the driverless taxi services and robot truck logistics services and (b) incur the associated cost of revenue and what these costs consist of. In connection with this, explain precisely what your performance obligations are for operating driverless taxi and robot truck logistics services and how you fulfill the performance obligations.

(i)	For driverless taxi services, the Company generates revenue through providing ride-hailing services with its own robotaxi cars to individual riders who ordered such service. The customers are individual passengers enjoying the ride-hailing services who pays the taxi fare after each trip. There is only one performance obligation which is the ride-hailing services. The performance obligation is fulfilled as the Company transports passengers from the starting locations to their destinations with its own robotaxi cars. The associated cost of revenue incurred primarily comprised of fuel costs, depreciation of robotaxi cars, labor costs and other costs directly attributable to providing the driverless taxi services.

(ii)	For the robotruck logistics services, the Company generates revenue through providing freight transportation services with its robotrucks fleets to corporate entities who ordered such service. The customers are corporate entities who booked the freight transportation services. There is only one performance obligation in such arrangement to transport the freight to its destination using the Company’s robotrucks fleets. The performance obligation is fulfilled as the freights are transferred from the starting points to the destinations. The associated cost of revenue incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of robotrucks, labor costs and other costs directly attributable to providing the robotruck logistics services.

November 25, 2024

•	Explain whether completion of the performance obligations of ride-hailing and logistics services occur at a point in time or over time, including the judgments, and changes in the judgments, made that significantly affect the determination of the amount and timing of your revenue, including explaining the judgments, and changes in the judgments, used in determining the timing of satisfaction of the performance obligations and the transaction price. Refer to ASC 606-10-50-17 to 50-19.

(i)	For robotaxi services, the robotaxi services revenue is recognized over time as the Company performs the services in the contract because of the continuous transfer of control to the customer. The Company’s customers receive the benefit of the Company’s services as the passengers are transported from one location to another. If the Company were unable to complete the trip to the destination, another entity would not need to re-perform the ride-hailing service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. No material judgement is needed to estimate the progress towards completion as it normally takes less than one day for the Company to complete the performance obligation.

(ii)	For robotruck logistics services, the freight transportation services revenue is recognized over time as the Company performs the transportation services in the contract. The Company’s customers receive the benefit of the Company’s services as the goods are transported from one location to another. If the Company were unable to complete delivery to the destination, another entity would not need to re-perform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for the Company to complete the transportation.

•	Disclose information about the methods, inputs, and assumptions used for determining the transaction price.

(i)	For driverless taxi services, there is only one performance obligation. The Company uses the fee it charges for the taxi service from the passenger as the transaction price, after netted against discounts.

(ii)	For the robotruck logistics services, there is only one performance obligation. The Company uses the service fee it charges for the freight transportation service in the contract as the transaction price, after netted against discounts.

Accordingly, based on above responses, in response to the Staff’s comment, the Company has also revised its disclosure on pages F-19 and F-67 of the Registration Statement Amendment No. 4 to add more information in the revenue recognition policy related to virtual driver operation services.

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November 25, 2024

If you have any questions regarding this submission, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tian Gao, Vice President
Pony AI Inc.

Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Wei Zhang
Deloitte Touche Tohmatsu Certified Public Accountants LLP